FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of March 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

  Notice to Stockholders dated January 11, 2022: Date scheduled for 2022 AGM: April 29.
  Extraordinary General Meeting of Stockholders Convocation dated January 25, 2022.
  Proposal to the Extraordinary General Meeting of Stockholders dated January 25, 2022.
  Annex 1 to the Proposal to the Extraordinary General Meeting of Stockholders dated January 25, 2022: Candidates for election to the Board of Directors nominated by the majority stockholder.
  Remote Voting Statement dated January 25, 2022.
  Material Announcement dated January 27, 2022 - Renova accepts AES offer for three wind power projects.
  Shareholder Notice dated January 31, 2022 - Nominations for Board of Directors: alteration of remote voting form.
  Material Announcement dated February 9, 2022: Santo Antônio - Judgment in Santo Antônio Arbitration.
  Market Announcement dated February 16, 2022: Arbitration decision in claim against Renova.
  Material Fact dated February 18, 2022: Extraordinary Meeting of the Parliamentary Committee of Inquiry of the State Legislature of Minas Gerais.
  EGM February 25, 2022 - Remote Voting Statement.
  Material Fact dated March 9, 2022: Material Facts - Santo Antônio – Arbitration: request for clarification.
  Material Fact dated March 10, 2022: Renova - Preliminary decision to suspend the effectiveness of the Arbitration Procedure promoted by Lightcom Comercializadora de Energia S.A.
  Minutes of the extraordinary shareholders’ meeting held on February 25, 2022.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: March 18, 2022

1. Notice to Stockholders dated January 11, 2022: Date scheduled for 2022 AGM: April 29.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Date scheduled for 2022 AGM: April 29

In compliance with Article 21-L of CVM Instruction 481 of December 17, 2009, as amended (‘CVM Instruction 481’), Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid) hereby informs its stockholders, the market and the general public as follows:

The Annual General Meeting, to consider and decide on the accounts for the 2021 business year, is scheduled to be held on April 29, 2022.

Orientation on participation by stockholders, the convocation materials and the Proposal by Management will be made available opportunely.

Belo Horizonte, January 11, 2022

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

2. Extraordinary General Meeting of Stockholders Convocation dated January 25, 2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 25, 2022, at 10 a.m., exclusively by digital media, at the Company’s head office, in Belo Horizonte, Minas Gerais, Brazil, through an Internet platform enabling stockholders to take part and vote, provided they send the Remote Voting Form, to decide on the following:

i)	Completion of the Company’s Board of Directors, by use of the multiple vote procedure, following resignations of members of that Board.

There will not be an election of the member representing the holders of preferred shares nor of the member representing the employees, since the multiple vote procedure does not apply to the election of members of these types.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, in accordance with CVM Instruction 481/2009, by sending the corresponding Remote Voting Form (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian agent or mandated bank by February 21, 2022, or directly to the Company by email at: ri@cemig.com.br, by February 22, 2022.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and Paragraph 2 of Clause 10 of the Company’s by-laws, by sending to the email address ri@cemig.com.br, by email, preferably by February 22, 2022, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers.

Belo Horizonte, January 25, 2022

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Proposal to the Extraordinary General Meeting of Stockholders dated January 25, 2022.

PROPOSAL

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ENTIRELY ONLINE

ON

FEBRUARY 25, 2022 AT 10 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig submits the following proposal to the Extraordinary General Meeting of Stockholders (‘EGM’):

i)	Completion of the Company’s Board of Directors, by use of the multiple vote procedure, following resignations of members of that Board.

There will not be an election of the member representing the holders of preferred shares nor of the member representing the employees, since the multiple vote procedure does not apply to the election of members of these types.

Since the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, the Board hopes that the proposal will be approved.

Belo Horizonte, January 25, 2022

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Annex 1 to the Proposal to the Extraordinary General Meeting of Stockholders dated January 25, 2022: Candidates for election to the Board of Directors nominated by the majority stockholder.

Appendix 1

Candidates for election to the Board of Directors

nominated by the majority stockholder

CVM Instruction 480/09 – Appendix 24 – Items 12.5 to 12.10

BOARD OF DIRECTORS
MEMBERS
Márcio Luiz Simões Utsch – CEO	– nominated by the majority stockholder
Jaime Leoncio Singer	– nominated by the majority stockholder
Marcus Leonardo Silberman	– nominated by the majority stockholder
José Reinaldo Magalhães	– nominated by the majority stockholder
Afonso Henriques Moreira Santos	– nominated by the majority stockholder

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5	Márcio Luiz Simões Utsch
a. Name
b. Date of birth	February 9, 1959
c. Profession	Lawyer
d. CPF or passport	220.418.776-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	2
m. Information on:

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company

(i) is part of the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

Companhia Energética de Minas Gerais – CEMIG: Member of the Board of Directors, since March 25, 2019; Alpargatas S.A.: CEO, from October 1997 to December 2018.
ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	Member of the Boards of Directors of: HapVida, Martins, and SBF. Member of the Advisory Boards of: Bauducco and Grupo Mantiqueira.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	100%
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Is a member of the Strategy and Finance Committee – COMEF (not constituted by the by-laws)
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Participation in meetings of the Strategy and Finance Committee: 100%.
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with:
a) any manager/s of the Issuer	None
b. between (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Jaime Leoncio Singer
a. Name
b. Date of birth	January 03, 1966
c. Profession	Economist
d. CPF or passport	352.705.005-15
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	0
m. Information on

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company

(i) is part of the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

Level “C” Executive in listed companies, 2013–2019:

Cielo S.A. (Payment processing, Acquiror): 2016–2019.

Marfrig Global Foods (Foods, Agribusiness, Animal protein): 2013–2015.

Current appointments:

(i)        Neoway (Big data solutions, artificial intelligence):

Member of the Board of Directors – August 2021 to date.

(ii) Taesa – Transmissora Aliança de Energia Elétrica S.A. (Electric power transmission) – April 2021 to date: Member of the Board of Directors, nominated by the stockholder Cemig;

Coordinator of the Strategy, Governance and Human Resources Committee.

(iii)        Naturgy/CEG (Infrastructure – Gas distribution):

Independent member of Board of Directors – December 2020 to date.

(iv)        Transpetro (Logistics / Infrastructure: transport of oil and gas):

Independent member of Board of Directors – November 2020 to date.

(v) Adubos Araguaia (Fertilizers, Seeds, Retail):

Independent member of the Advisory Board – November 2020 to date.

(vi) Centroflora (Phytopharmaceuticals): Independent member of Advisory Board – April 2017 to date.

ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	None
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	None
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	None
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	None
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Issuer and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Marcus Leonardo Silberman
a. Name
b. Date of birth	August 6, 1962
c. Profession	Engineer
d. CPF or passport	812.435.887-72
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	No
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	0
m. Information on:

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of

(i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

1 – Codemge: Board of Directors, March 2021 to date.

2 – Itiquira Acquisition Corp (NASDAQ: ITQRU): Chief Financial Officer, February 2021 to date.

3 – CH Global Capital: Partner, April 2019 to date.

4 – Bank of America: Managing Director, Co-Head Latin America M&A, September 2014 – March 2019;

5 – Credit Suisse:

Managing Director, Co-Head Emerging Markets M&A, January 2011 – September 2014.

Managing Director, Head of Latin America M&A, January 2006 – December 2010.

Director, M&A Group, January 2003 – December 2005.

Vice-President, M&A Group, January 2000 – December 2002. .

ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	None
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	None
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	None
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Jose Reinaldo Magalhães
a. Name
b. Date of birth	January 6, 1956
c. Profession	Economist
d. CPF or passport	227.177.906-59
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Dow Jones
l. Number of consecutive periods of office	2
m. Information on

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company

(i) is part of the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

Companhia Energética de Minas Gerais: Member of the Board of Directors, March 25, 2019 to date. Jereissati Participações S.A.: Member of Board of Directors, April 2017 to date.
ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	Jereissati Participações S.A. (Shopping mall sector) Member of Board of Directors
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	100%
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Is a member of the Human Resources Committee (‘CRH’) and the Strategy and Finance Committee – COMEF (not constituted by the by-laws)
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	100%
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Afonso Henriques Moreira Santos
a. Name
b. Date of birth	April 1, 1957
c. Profession	Electrical engineer
d. CPF or passport	271.628.506-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	1
m. Information on:

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company

(i) is part of the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Itajubá Federal University: Teaching career from January 1980, retiring as Professor in 2016.

iX Estudos e Projetos Ltda. (consultancy and project design): Partner and engineer, 2007–2019.

Light S.A.: Member of Board of Directors, April to December 2019.

ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	No management positions.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	100%
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Member of the Audit Committee (established by the by-laws).
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	100%
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

5. Remote Voting Statement dated January 25, 2022.

Updated to: January 25, 2022

REMOTE VOTING STATEMENT

EGM of CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – February 25, 2022

Name of Stockholder
Stockholder’s federal tax number (Legal entity = ‘CNPJ’; Individual = ‘CPF’)
Email address

Orientation on filling this form

This Remote Voting Form refers to the Extraordinary General Meeting of Companhia Energética de Minas Gerais – CEMIG to be held on February 25, 2022 at 10 a.m., and should be filled in if the stockholder opts to exercise their right to remote voting under §1 of Article 121 of Law 6404/1976 and CVM Instruction 481/2009.

If the stockholder chooses to exercise their right to remote voting, all fields in this document must be filled.

For this Remote Voting Form to be considered valid and the votes cast in it to be counted, the stockholder (or their legal representative, as the case may be) must: (i) initial every page, and (ii) sign it at the end.

The final deadline for delivery of this Remote Voting Form directly to the Company or though service providers (under article 21-B of CVM Instruction 481) is seven days before the date on which the meeting is held.

Any stockholder who opts to exercise their right to remote voting through their custody agent should transmit their voting instructions in accordance with the rules specified by the sub-custodian, who will send the said statements of vote to the Deposit Center of the São Paulo stock exchange (‘B3’ – Brasil, Bolsa, Balcão). For this, stockholders should contact their custody agents to ascertain the necessary procedures.

CVM Instruction 481/09 requires stockholders to transmit their instructions for filling in the Remote Voting Form to their custody agents at least seven days in advance of the date on which the meeting is held.

Orientations for delivery – indicating the options of: (i) sending directly to the company; or (ii) sending instructions on filling the form to the stockholder’s mandated institution or custodian

Any stockholder who wishes to may opt to exercise their right to vote through the remote voting system, in accordance with CVM Instruction 481/2009, by sending the Remote Voting Form through their mandated institution or custodian, or directly to the Company.

– Postal address and email address for sending the Remote Voting Form, if the stockholder wishes to deliver the document directly to the Company; and

– Orientation on participation in the meeting remotely, if available

A stockholder opting to exercise the right to vote by sending the Voting Form directly to the Company should send the following items to:

Cemig – Superintendência de Relações com Investidores, [General Manager’s Office, Investor Relations],

Avenida Barbacena, 1.200, Santo Agostinho,

30190-131 Belo Horizonte, Minas Gerais, Brazil:

(i)    hard copy (paper) version of this form, duly filled in, signed and with all pages initialed;

(ii)   authenticated copies of the following documents:

(a)  for individuals:

• valid identity document with photo, and number of CPF;

• when holding a power of attorney (which must have been issued less than a year from the date of the EGM), send the power of attorney with authenticated signature and identity document of the holder of the power of attorney.

(b)  for legal entities:

• most recent consolidated Articles of Association or by-laws, and corporate documents proving legal representation of the stockholder;

• CNPJ (the entity’s document proving Brazilian corporate federal tax registration and number); and

• identity document, with photo, of the legal representative.

(c)  for investment funds:

• Most recent consolidated regulations of the fund, with CNPJ document;

• By-laws or Articles of Association of the Fund’s administrator or manager, as the case may be, in accordance with the fund’s voting policy, and corporate documents proving the powers of representation;

• identity document, with photo, of the legal representative.

The document acknowledging receipt of the form and of the other documents of proof should be dated at least seven days prior to the date of the General Meeting.

To avoid delay in delivery of the documentation, it may also be sent, by email – to: ri@cemig.com.br

REMOTE VOTING STATEMENT

EGM of CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – February 25, 2022

Institution contracted by the company to provide the service of securities bookkeeping, with name, physical and email address, telephone and name of person to contact:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar,

São Paulo, SP, Brazil

Tel.: +55 (11) 3003-9285 (for calls from state capital cities and metropolitan regions)

Telephone: +55 (11) 0800 720 9285 (for calls from other locations)

Lines open 9 a.m. to 6 p.m. on business days.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Decisions / Questions related to the EGM

Election of the Board of Directors, by candidate – Multiple voting only

1.       In the event of adoption of the procedure for election by multiple voting, should the votes corresponding to your shares be distributed in equal proportions among the candidates that you chose? [If a stockholder opts to abstain and the election takes place by the multiple voting procedure, their votes will be counted as abstentions in the related decision of the meeting. Votes indicated in this field will be not be counted if the holder of voting shares also fills in the fields for the separate election of a member of the Board of Directors and the separate election referred to by these fields takes place.]

[ ] Yes [ ] No [ ] Abstain

2.       List of all the candidates – for indication of the percentage (%) of votes to be attributed

Márcio Luiz Simões Utsch Nominated by the majority stockholder [ ] %

Jaime Leoncio Singer Nominated by the majority stockholder [ ] %

Marcus Leonardo Silberman Nominated by the majority stockholder [ ] %

José Reinaldo Magalhães Nominated by the majority stockholder [ ] %

Afonso Henriques Moreira Santos Nominated by the majority stockholder [ ] %

Marcelo Gasparino da Silva Nominated by the minority stockholder [ ] %

Paulo César de Souza e Silva Nominated by the minority stockholder [ ] %

Signed at:
Date :
Signature:
Name of Stockholder:
Telephone :

6. Material Announcement dated January 27, 2022 - Renova accepts AES offer for three wind power projects.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova accepts AES offer for three wind power projects

Complying with CVM Instruction 44/2002 of August 23, 2021, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW 4, RNEW11) (‘Renova’), in accordance with CVM Instruction 44/2021(repealing Instruction 358/2002), informs its stockholders and the public:

Today Renova formalized acceptance of a proposal from AES GF1 HOLDING S.A. (‘AES’), by signature of a share purchase agreement for sale of certain assets and rights of the Cordilheira dos Ventos complex, comprising the Facheiro II, Facheiro III and Labocó projects, in the Brazilian State of Rio Grande do Norte, with capacity for wind power generation of 305MW, Renova being entitled to an earn-out if AES builds capacity above 305MW in the areas of the project.

The transaction is subject to compliance with certain conditions precedent, including holding of a competitive tender for sale of the Cordilheira dos Ventos Independent Productive Unit (UPI), as part of the Judicial Recovery proceedings in the 2nd Bankruptcy and Judicial Recovery Court of the Legal District of São Paulo State, and provides that AES as First Proposer (of a ‘Stalking Horse’ offer) has the right to match all offers made by other parties interested in the acquisition.

This transaction is aligned with the strategy set out by Renova in its Judicial Recovery plan, enabling healthy re-establishment of the Company and substantial reduction of its liabilities, with payment of creditors both inside and outside the Judicial Recovery Plan, maintaining part of the proceeds for continuation of its operational activities, as provided for by the Plan.

Renova reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, January 27, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

7. Shareholder Notice dated January 31, 2022 - Nominations for Board of Directors: alteration of remote voting form.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

EGM of February 25, 2022 – Nominations for Board of Directors:

alteration of remote voting form

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), in accordance with best corporate governance practices, and Articles 10 and 21-A of CVM Instruction 481/09, hereby advises the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market:

Cemig has received nominations of candidates for election to the Board of Directors at the Extraordinary General Meeting of Stockholders (EGM) to be held on February 25, 2022, from the minority stockholders:

(1)	Fundo de Investimento em Ações Dinâmica Energia S.A. (‘FIA Dinâmica Energia’)

and

(2)	BNDES Participações S.A. (‘BNDESPar’).

Today Cemig has re-presented the Remote Voting Form (Boletim de Voto a Distância – ‘BVD’) with inclusion of the candidates put forward by these stockholders, as shown in the table below.

If any stockholder has already submitted a voting instruction for this decision and wishes to alter it, a new instruction needs to be sent to the same service provider used previously, on or before February 21, 2022.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 5

Candidates:

(1)	Nominated by: FIA Dinâmica Energia – Minority stockholder – Common shares:

a)	Marcelo Gasparino da Silva

12.5	Marcelo Gasparino da Silva
a. Name
b. Date of birth	February 13, 1971
c. Profession	Lawyer
d. CPF or passport	807.383.469-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	2
m. Personal number	900165

i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of

(i)        the same economic group as the Issuer, or

(ii)        is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Chair of Boards of Directors, and member of Boards of Directors and Audit Boards, coordinator and member of finance, audit and risk committees, legal, compliance and related party committees, in listed companies.

Lawyer specializing in corporate tax law, with degree from ESAG. Currently in MBA course in Controllership, Auditing and Finance.

Chair of the Board of Directors of Eternit; member of the Boards of Directors of AES Eletropaulo, Cemig and Kepler Weber; alternate member of the Audit Board of Petrobras.

Has served as Chair of the Board of Directors of Usiminas; and as member of the Boards of Directors of Bradespar, Battistella, Celesc, Eletrobras, Tecnisa, SC Gás, and Vale.

Served as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka Brasil. In Eletropaulo, he is Chair of the Related Parties Committee, and a member of the Audit Committee.

Member of the Finance, Audit and Risks Committee of Cemig .

He served as Coordinator of the Legal and Compliance Committee of Eternit.

Founding partner and Chair of the Consultative Council of the Gasparino, Sachet, Roman, Barros & Marchiori law office, where he practiced as a lawyer until 2006.

He began his executive career as Legal and Institutional Director of Celesc in 2007.

He participates in the FGV 2016 CEO program (IBE/FGV/IDE).

He attended the Executive Program in Mergers and Acquisition of the London Business School, and specific courses in finance and strategy at the Institute of Directors, in London.

In the Brazilian Corporate Governance Institute (IBCG) he is co-founder and Coordinator of the Santa Catarina Chapter, holder of IBGC Board Member Certification, and a member of the IBGC’s ‘Bank of Board Members’.

He is a member of the Technical Committee of AMEC, with substantial knowledge of corporate governance, and experience on boards of directors and audit boards. He contributed to the IBGC and to AMEC in the construction of the Brazilian Code of Corporate Governance (CBGC). As from the launch of the CBGC he has inserted it as a working instrument in all the companies in which he works, in particular the ‘Apply or Explain’ model, a system that recognizes that corporate governance is a ‘journey’, and should not be translated into a rigid model of rules equally applicable to all companies.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 2 of 5

He has worked in companies in: electricity generation, transmission and distribution; distribution of natural gas; mining; steel and steel manufacturing; ports; basic industries; construction; construction materials and finishings; vehicle distribution and holding companies – acquiring knowledge in industry, trade, retailing and services that enable him to make constructive contributions in a very wide range of subjects and strategies that are dealt with in the boards in which he participates – such as: turnarounds, capital structure, mergers & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, executive succession, etc.

He has taken part in the deep process of raising awareness of the importance of independent members elected by minority stockholders in the last seven years. In his opinion, the failings in corporate governance that prevailed in state companies, added to the problems of corruption that spread in Petrobras and Eletrobras, among other companies, had an adverse effect on the Brazilian capital market, created an obligation to rethink the present rules of governance and create much more rigid rules and much more severe punishments.

ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector	Chair of the Board of Directors of Eternit S.A.; member of the Board of Directors of Vale S.A.; member of the Audit Board of Petróleo Brasileiro S.A. – Petrobras.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	100%
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Member of the Finance, Audit and Risks Committee.
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	100%.
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	Yes: member of the Board of Directors of Gasmig, from June 2020 to February 2021.
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 3 of 5

(2)	Nominated by: BNDESPar – Minority stockholder – Common shares:

a)	Paulo Cesar de Souza e Silva

12.5	Paulo Cesar de Souza e Silva
a. Name
b. Date of birth	October 8, 1955
c. Profession	Economist
d. CPF or passport	032.220.118-77
e. Proposed elected position	Member of the Board of Directors
f. Date of election	February 25, 2022
g. Swearing-in date	February 25, 2022
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	0
m. Personal number
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.	Embraer: October 1997 to May 2019.
ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 4 of 5

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	100%
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Member of the Human Resources
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	100%
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Cemig advises that the intention of this Notice is to provide optimum instruction and background to stockholders in the decisions to be taken at the EGM referred to.

Belo Horizonte, January 31, 2022

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 5 of 5

8. Material Announcement dated February 9, 2022: Santo Antônio - Judgment in Santo Antônio Arbitration.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Judgment in Santo Antônio Arbitration

In compliance with CVM Instruction 44/2002 of August 23, 2021 (repealing CVM Instruction 358 of 2002), Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Today Cemig’s affiliated company Santo Antônio Energia S.A. published the following Material Announcement:

“ In accordance with CVM Instruction 358/2002, Santo Antônio Energia S.A. (‘the Company’), informs the market:

On February 7, 2022 the International Arbitration Court of the International Chamber of Commerce (ICC) published a judgment in ICC arbitration 21.511/ASM – referred to in Item 4.5 of the Company’s Reference Form.

Due to the complexity and volume of the judgment, there are points which may require clarification, or possibly adjustment, as permitted by the regulations of the ICC and Brazilian Arbitration Law, before the extent of its effects can be fully evaluated.

The arbitration proceedings are still in progress, and continue to be held in camera – on a confidential basis.

As soon as the due clarifications on the arbitration judgment are available, the Company will publish the relevant update on this subject to its stockholders and the market in general. ”

Belo Horizonte, February 9, 2022

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

9. Market Announcement dated February 16, 2022: Arbitration decision in claim against Renova.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Arbitration decision in claim against Renova

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market:

Today Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	Renova Energia S.A. (in Judicial Recovery, (RNEW3; RNEW 4 and RNEW11) (‘Renova’), in accordance with CVM Instruction 44/2021 (repealing CVM Resolution 358 as amended) hereby informs its stockholders and the market:

In the arbitration proceedings in the FGV Mediatio Instruction 44/2021 (repealing CVM Resolution 358 as amended) hereby informs its stockholders and the market:n and Arbitration Chamber (‘The Arbitration Tribunal’) brought by LightCom Comercializadora de Energia S.A. (‘LightCom’) against Renova Comercializadora de Energia S.A. – in Judicial Recovery (‘RenovaCom’), a final decision was given on February 15, 2022 resulting in recognition of the unilateral rescission by LightCom of the Electricity Purchase Agreement (‘the LightCom PPA’) signed on October 13, 2013, for 33.4 MWaverage to be produced by certain wind farms of Phase III of the Alto Sertão Wind Complex, for use in the Free Market.

By this arbitration decision, and the decision on subsequent motions for clarification, it was recognized that LightCom has the right to receive R$ 50,000,000.00, in currency of the initial date of the proceedings (June 2020), as indemnity related to rescission of the LightCom PPA, this amount being subject to the payment conditions specified in the Judicial Recovery Plans of the Consolidated Companies of the Renova Group.

RenovaCom is currently seeking a declaration from the judiciary that the Arbitration Tribunal does not have the competence to decide on the legality of the rescission of the LightCom PPA. This action is pending judgment. If the declaration is granted, the judgment given in the arbitration proceedings referred to above would cease to have effect.

The Company reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, February 16, 2022

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

10. Material Fact dated February 18, 2022: Extraordinary Meeting of the Parliamentary Committee of Inquiry of the State Legislature of Minas Gerais.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021, of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the Material Facts disclosed on June 24, 2021 and October 26, 2021, that the final report resulting from the work to investigate Cemig’s management acts was approved at 7th Extraordinary Meeting of the Parliamentary Committee of Inquiry of the State Legislature of Minas Gerais, held today.

The final report will be submitted to the Prosecution Office of Minas Gerais and other control authorities, which will evaluate the measures to be adopted.

Cemig reaffirms that all the acts taken by the current Management aim to preserve the Company’s assets and ensure the improvement of power supply to its customers, strictly following the applicable legislation.

Cemig will maintain the market informed about the matter, under the applicable regulation.

Belo Horizonte, February 18, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. EGM February 25, 2022 - Remote Voting Statement.

Updated to: January 25, 2022

REMOTE VOTING STATEMENT

EGM of CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – February 25, 2022

Name of Stockholder
Stockholder’s federal tax number (Legal entity = ‘CNPJ’; Individual = ‘CPF’)
Email address

Orientation on filling this form

This Remote Voting Form refers to the Extraordinary General Meeting of Companhia Energética de Minas Gerais – CEMIG to be held on February 25, 2022 at 10 a.m., and should be filled in if the stockholder opts to exercise their right to remote voting under §1 of Article 121 of Law 6404/1976 and CVM Instruction 481/2009.

If the stockholder chooses to exercise their right to remote voting, all fields in this document must be filled.

For this Remote Voting Form to be considered valid and the votes cast in it to be counted, the stockholder (or their legal representative, as the case may be) must: (i) initial every page, and (ii) sign it at the end.

The final deadline for delivery of this Remote Voting Form directly to the Company or though service providers (under article 21-B of CVM Instruction 481) is seven days before the date on which the meeting is held.

Any stockholder who opts to exercise their right to remote voting through their custody agent should transmit their voting instructions in accordance with the rules specified by the sub-custodian, who will send the said statements of vote to the Deposit Center of the São Paulo stock exchange (‘B3’ – Brasil, Bolsa, Balcão). For this, stockholders should contact their custody agents to ascertain the necessary procedures.

CVM Instruction 481/09 requires stockholders to transmit their instructions for filling in the Remote Voting Form to their custody agents at least seven days in advance of the date on which the meeting is held.

Orientations for delivery – indicating the options of: (i) sending directly to the company; or (ii) sending instructions on filling the form to the stockholder’s mandated institution or custodian

Any stockholder who wishes to may opt to exercise their right to vote through the remote voting system, in accordance with CVM Instruction 481/2009, by sending the Remote Voting Form through their mandated institution or custodian, or directly to the Company.

– Postal address and email address for sending the Remote Voting Form, if the stockholder wishes to deliver the document directly to the Company; and

– Orientation on participation in the meeting remotely, if available

A stockholder opting to exercise the right to vote by sending the Voting Form directly to the Company should send the following items to:

Cemig – Superintendência de Relações com Investidores, [General Manager’s Office, Investor Relations],

Avenida Barbacena, 1.200, Santo Agostinho,

30190-131 Belo Horizonte, Minas Gerais, Brazil:

(i)    hard copy (paper) version of this form, duly filled in, signed and with all pages initialed;

(ii)   authenticated copies of the following documents:

(a)  for individuals:

• valid identity document with photo, and number of CPF;

• when holding a power of attorney (which must have been issued less than a year from the date of the EGM), send the power of attorney with authenticated signature and identity document of the holder of the power of attorney.

(b)  for legal entities:

• most recent consolidated Articles of Association or by-laws, and corporate documents proving legal representation of the stockholder;

• CNPJ (the entity’s document proving Brazilian corporate federal tax registration and number); and

• identity document, with photo, of the legal representative.

(c)  for investment funds:

• Most recent consolidated regulations of the fund, with CNPJ document;

• By-laws or Articles of Association of the Fund’s administrator or manager, as the case may be, in accordance with the fund’s voting policy, and corporate documents proving the powers of representation;

• identity document, with photo, of the legal representative.

The document acknowledging receipt of the form and of the other documents of proof should be dated at least seven days prior to the date of the General Meeting.

To avoid delay in delivery of the documentation, it may also be sent, by email – to: ri@cemig.com.br

REMOTE VOTING STATEMENT

EGM of CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – February 25, 2022

Institution contracted by the company to provide the service of securities bookkeeping, with name, physical and email address, telephone and name of person to contact:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar,

São Paulo, SP, Brazil

Tel.: +55 (11) 3003-9285 (for calls from state capital cities and metropolitan regions)

Telephone: +55 (11) 0800 720 9285 (for calls from other locations)

Lines open 9 a.m. to 6 p.m. on business days.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Decisions / Questions related to the EGM

Election of the Board of Directors, by candidate – Multiple voting only

1.       In the event of adoption of the procedure for election by multiple voting, should the votes corresponding to your shares be distributed in equal proportions among the candidates that you chose? [If a stockholder opts to abstain and the election takes place by the multiple voting procedure, their votes will be counted as abstentions in the related decision of the meeting. Votes indicated in this field will be not be counted if the holder of voting shares also fills in the fields for the separate election of a member of the Board of Directors and the separate election referred to by these fields takes place.]

[ ] Yes [ ] No [ ] Abstain

2.       List of all the candidates – for indication of the percentage (%) of votes to be attributed

Márcio Luiz Simões Utsch Nominated by the majority stockholder [ ] %

Jaime Leoncio Singer Nominated by the majority stockholder [ ] %

Marcus Leonardo Silberman Nominated by the majority stockholder [ ] %

José Reinaldo Magalhães Nominated by the majority stockholder [ ] %

Afonso Henriques Moreira Santos Nominated by the majority stockholder [ ] %

Signed at:
Date :
Signature:
Name of Stockholder:
Telephone :

12. Material Fact dated March 9, 2022: Material Facts - Santo Antônio – Arbitration: request for clarification.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021, of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that its associated company, Santo Antônio Energia S.A. (“SAE” or “Company”) disclosed, on this date, a Material Fact with the following content:

“Santo Antônio Energia S.A. (“SAE” or “Company”), pursuant to the Resolution of the Securities and Exchange Commission (“CVM”) 44, of August 23, 2021, in continuation to the Material Fact already disclosed on this subject, hereby informs the market that, as part of the analysis of the arbitration decision issued in the arbitration procedure CCI 21.511/ASM (“Arbitration Procedure”), which is being performed by the Company and its legal and financial advisors:

1)	on this date, the Company filed a request for clarification about certain aspects of the decision, including those related to monetary aspects. Only after consideration of this request and of possible clarifications to be requested by the other parties will the decision be effective and final, and will it produce effects regarding the Company and the effective definition of the amounts eventually due by SAE;

2)	some of the Company's claims were granted, as were some of the claims of the Construtor Santo Antônio Consortium (“CCSA”) and, as appropriate, of its consortium members against SAE. The arbitration court also preliminarily declared the ineffectiveness of the instrument titled “Terms and Conditions”, which justified the recognition of the " Reimbursed Expenditures" by the Company, as detailed in the explanatory note to its Financial Statements.

The claims of CCSA, which SAE strongly disagrees with, have already been provisioned in the Financial Statements under the items “Surety Bonds” (R$770 million) and “Other Provisions” (R$492 million), and other claims were granted, with an additional estimated amount of R$226 million to be paid;

3)	according to the financing contracts entered into by the Company with the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and financing contracts through onlending from the BNDES, the amounts that SAE may eventually be sentenced to shall be paid according to the procedures established in the respective financing contracts.

And, finally, SAE reiterates that the Arbitration Procedure is in progress and is still protected by confidentiality. The Company is still evaluating the impact of the referred Arbitration Procedure and, depending on its results, will evaluate, jointly with its legal advisors, the applicable measures.

The Company will keep its shareholders and the market in general duly up-to-date with any future developments.”

CEMIG is currently in the evaluation and measurement process to determine the effects on its financial statements of the arbitration decision mentioned in the Material Fact of the affiliate Santo Antônio Energia S.A.

Belo Horizonte, March 9, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

13. Material Fact dated March 10, 2022: Renova - Preliminary decision to suspend the effectiveness of the Arbitration Procedure promoted by Lightcom Comercializadora de Energia S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17,155,730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that Renova Energia S.A. (“Renova”) disclosed, on this date, a Material Fact with the following content:

“Renova Energia S.A. – Under Court-supervised Reorganization (RNEW3; RNEW4 and RNEW11) (“Company” or “Renova”), pursuant to CVM Resolution 44/2021, which revoked CVM Instruction 358, as amended, informs its shareholders and the market in general, following the Material Fact of 2/15/2022, that, pursuant the decision published in the Eletronic Court Gazette, on this date, the Court of Appeals in the urisdiction Conflitc 186210 - SP (2022/0050986-9) granted the preliminary decision to suspend the effectiveness of the Arbitration Procedure promoted by Lightcom Comercializadora de Energia S.A. ("Lightcom") on behalf of Renova Comercializadora de Energia S.A. – under Court-supervised Reorganization (“RenovaCom”) against FGV CHAMBER OF ARBITRATION AND MEDIATION (“Arbitration Court”) which had declared the unilateral termination, by Lightcom, of the Purchase and Sale Agreement of Electric Energy signed on October 17, 2013, intended to serve the free market ("PPA Lightcom"). Therefore, the contract comes into effect immediately.

The Company reaffirms its commitment to keep shareholders and the market in general duly and timely informed, as per the applicable legislation.”

Belo Horizonte, March 10, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

14. Minutes of the Extraordinary Shareholders’ Meeting held on February 25, 2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’

MEETING HELD ON FEBRUARY 25, 2022

Date, time and place: February 25, 2022, at 10:00 a.m., exclusively held online, according to CVM Resolution 622/2020.

Call Notice and publications: The Meeting was duly called through the publication of the call notice on January 26, 27, and 28, 2022, on the “Minas Gerais” newspaper, pages 19, 21, and 27, respectively, and on the “O Tempo” newspaper, pages 13, 17, and 13, respectively. The consolidated summary voting map of votes cast through remote voting forms was released to the market on February 23 and 24, 2022, and will be available to shareholders for consultation on the Company’s IR website.

Attendances and quorum: Shareholders representing 90.68% of Companhia Energética de Minas Gerais-Cemig’s voting share capital attended the meeting. Eduardo Soares, Chief Legal and Regulation Officer, also attended the meeting.

Presiding Board and installation: Dr. Danilo Antônio de Souza Castro presided over the meeting and invited me, Denis Teixeira Ferreira Dias, to act as secretary. He clarified that the Board of Directors is composed of nine (9) members, but seven (7) members will be elected since one (1) member is the representative of employees, elected by his peers in a separate election process, according to Law 13,303/2016, and the other member is appointed and elected in a separate vote by preferred shareholders only. Therefore, there will be no election of a member representing the preferred shareholders nor of a member representing employees, considering that the multiple vote election process is not applicable for them. He also emphasized that the election will be carried out by multiple votes for the ongoing two-year term of office, i.e. until the 2022 Annual Shareholders’ Meeting, as provided for in the Company’s Bylaws. After the meeting was called to order, shareholders unanimously approved the drawing up of these minutes in a summary form, and shareholders were given the option to present their votes, protest, or dissenting votes, which shall be numbered and certified by the Board, and filed at the Company’s headquarters.

Agenda: To resolve on the composition of the Board of Directors, through a multiple vote procedure, considering the resignation of Board members. He also emphasized that the election will be carried out by multiple votes for the ongoing two-year term of office, i.e. until the 2022 Annual Shareholders’ Meeting, as provided for in the Company’s Bylaws.

Reading of documents and receipt of votes: The reading of documents related to the matter of this meeting was unanimously waived, as its content is fully known by the shareholders.

Resolution:

By adoption of multiple votes, elect, by a majority of the shareholders present at the meeting, according to the final voting map attached herein, by indication of the majority shareholder, according to Official Letter CCGE 2/2022, of January 13, 2022: Jaime Leôncio Singer, Brazilian, married, economist, domiciled in São Paulo, at Rua Camargo Cabral, 30, apto 131, Itaim Bibi, CEP 01453-090, identity card number 39.874.333-2 SSP/SP and individual taxpayer’s ID (CPF) number 352.705.005-15, with 59,036,919 votes in favor, due to the resignation of Mr. Carlos Eduardo Tavares de Castro, on this date; Marcus Leonardo Silberman, Brazilian, married, engineer, domiciled in São Paulo-SP, at Rua Marcos Lopes, 272, apto 221-E, CEP 04513-080, identity card number 048.168-298, IFP/RJ, and individual taxpayer’s ID (CPF) number 812.435.887-72, with 59,036,919 votes in favor, due to a vacant office; Márcio Luiz Simões Utsch, Brazilian, widower, bachelor in Law, domiciled in São Paulo-SP, at R. Lourenço de Almeida, 487, apto 71, Vila Nova Conceição, CEP 04508-000, identity card number M1.167.351, SSP/MG, and individual taxpayer’s ID (CPF) number 220418776-34, with 58,652,450 votes in favor; José Reinaldo Magalhães, Brazilian, married, economist, domiciled in Rio de Janeiro-RJ, at R. Nascimento Silva, 224, apto 301, Ipanema, CEP 22421-024, identity card number M-607363, SSP/MG, and individual taxpayer’s ID (CPF) number 227177906-59, with 58,945,142 votes in favor; and Afonso Henriques Moreira Santos, Brazilian, married, electrical engineer, domiciled in Itajubá-MG, at R. Cel. Joaquim Francisco, 341, Bairro Varginha, CEP 37.501-052, identity card number MG737.136, SSP/MG, and individual taxpayer’s ID (CPF) number 271628506-34, with 58,945,142 votes in favor; and, 2 - By adoption of a multiple vote, elect, according to the final voting map attached herein, by indication of the minority shareholders: Marcelo Gasparino da Silva, Brazilian, married, lawyer, domiciled in Florianópolis-SC, at R. Esteves Júnior, 605, bloco A, apto 1411, Centro, CEP 88015-130, identity card number 2302967, SSP/SC, and individual taxpayer’s ID (CPF) number 807383469-34, appointed by the shareholder Fundo de Investimentos em Ações Dinâmica Energia-FIA Dinâmica, with 154,309,651 votes in favor; and Paulo César de Souza e Silva, Brazilian, economist, domiciled in São Paulo-SP, at R. Dr. Renato Paes de Barros, 296, Itaim Bibi, CEP 04530-906, identity card number 3.962.200, SSP/SP, and individual taxpayer’s ID (CPF) number 032220118-77, appointed by the shareholder BNDES Participações S.A.-BNDESPAR, with 64,038,234 votes in favor. Due to the aforementioned resolution, the Board of Directors of Companhia Energética de Minas Gerais – CEMIG is composed as follows:

Afonso Henriques Moreira Santos (majority shareholder)
Franklin Moreira Gonçalves (representative of the employees)
Jaime Leôncio Singer (majority shareholder)
José João Abdalla Filho (preferred shareholder)
José Reinaldo Magalhaes (majority shareholder)
Marcelo Gasparino da Silva (minority shareholder)
Márcio Luiz Simões Utsch (majority shareholder)
Marcus Leonardo Silberman (majority shareholder)
Paulo Cesar de Souza e Silva (minority shareholder)

It is hereby recorded that the members of the Board of Directors hereby elected underwent previous analysis by the governance bodies, including the Company’s Statutory Audit Committee, with no obstacles to the election being recorded, and declared, in advance, that they do not incur in any prohibition to exercise a commercial activity, meet the legal requirements, and do not fit into any of the prohibitions described in Laws 6,404/1976 and 13,303/2016, and other applicable rules and regulations. They have also undertaken to know, observe, and respect the principles, ethical values, and regulations applicable in the Professional Code of Conduct and Declaration of Ethical Principles of Cemig, and in the Code of Ethical Conduct of Public Servants and Senior Management of the Minas Gerais State.

Closure: After offering the floor to anyone who wished to speak, as there were no other declarations, the minutes were drawn up, read, unanimously approved, and signed by me, Denis Teixeira Ferreira Dias, Secretary, according to the applicable law.

Denis Teixeira Ferreira Dias, Secretary

Danilo Antônio de Souza Castro, Chair and representative of the Minas Gerais State.

Eduardo Soares, Chief Legal and Regulation Officer

Anderson Carlos Koch, representing the following Funds: FUNDO DE INVESTIMENTO DE AÇÕES DINÂMICA ENERGIA

IT NOW IDIV FUNDO DE INDICE

IT NOW IGCT FUNDO DE INDICE

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAÚ AÇÕES DIVIDENDOS FI

AMUNDI INDEX SOLUTIONS

Tábata Poleze Figueiredo, representing BNDES Participações S.A.-BNDESPAR